SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 2, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 2, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

The Nomination Committee proposes six members to Metso Board of Directors

(Helsinki, Finland, February 2, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

The Nomination Committee established by the Metso Annual General Meeting proposes to the next Annual General Meeting to be held on April 4, 2005 that the number of board members be decreased to six. The Committee proposes Svante Adde, CFO of Ahlstrom Corporation, be elected as a new member of the Metso Board.

Moreover, the Committee proposes that the current members of the Board, Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, Juhani Kuusi and Jaakko Rauramo, would be re-elected for a term of one year. Risto Hautamäki, who is currently member of Metso Board of Directors has announced that he will not be available for re-election.

Svante Adde, 49, has been CFO of Ahlstrom Corporation since 2003. Previously Adde worked at Lazard, a global investment banking group. Adde is a Swedish citizen living in London.

Remuneration of the Board of Directors

The Nomination Committee proposes the following annual fees to be paid: Chairman of the Board EUR 60,000, Vice Chairman of the Board and Chairman of the Audit Committee EUR 40,000, and other Board members EUR 30,000. In addition, a fee of EUR 500 per meeting is paid to all members of the Board for the Board and Board committee meetings they attend.

Personnel participation

The Nomination Committee notes that the Finnish units of Metso Corporation and Metso’s management propose that a personnel representative will in the future participate as an external expert in the Metso Board meetings within the limitations imposed by the Finnish law on corporte governance. Currently a personnel representative is a Member of the Board.

The Nomination Committee

The members of Metso’s Nomination Committee are Heikki Sara, Executive Vice President, Strategy (UPM-Kymmene Corporation), Markku Tapio, Director General, State Shareholdings unit (State of Finland), Kari Puro, President and CEO (Ilmarinen) and Matti Vuoria, President and CEO (Varma). Chairman of Metso’s Board of Directors Matti Kavetvuo serves as the Committee’s expert member. The members represent Metso’s four biggest registered shareholders as of December 1, 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
 Harri Luoto, SVP, General Counsel, Metso Corporation, tel. +358 204 843 240
Eeva Mäkelä, VP, Investor Relations, Metso Corporation, tel. +358 204 843 253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

Svante Adde’s CV is available on the Metso Internet at www.metso.com